UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ULTRAPETROL (BAHAMAS) LIMITED
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

P94398107
(CUSIP Number)

  Sparrow Capital Investments Ltd.
c/o Southern Cross Group
Attention: Gonzalo Alende Serra
Misiones 1481, Piso 3
Montevideo CP 11,000
Uruguay
Tel: (54 11) 5129-5451

Copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10012
Attention:  Morton E. Grosz
Tel.:  (212) 408 5592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow Capital Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow CI Sub Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Triton Shipping Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person (See Instructions) CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D..

CUSIP No. P94398107
1.	Name of Reporting Person Quattro Shipping Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person PN
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,864,085*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,864,085*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,864,085*
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 83.9%
14.	Type of Reporting Person CO
* Represents (i) 93,940,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd., and (iii) 7,864,085 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Inversiones Los Avellanos S.A. or Hazels (Bahamas) Investments Inc. (which may be deemed to be beneficially owned by the Reporting Person due to the Shareholders’ Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012).  See Item 5 of this Schedule 13D.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, par value $0.01 per share, of Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the “Issuer”), which has its principal executive office at Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084.  This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 20, 2012, Amendment No. 1 thereto filed on June 14, 2013 and Amendment No. 2 thereto filed on February 24, 2014 (together, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Only those items amended are reported herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

The aggregate purchase price for the proposed acquisition (the “Proposed Transaction”) by Sparrow of 9,266,821 shares of Common Stock and 100 Class B Shares of Sparrow 2 (which, upon the closing of the Proposed Transaction, will comprise all of the outstanding shares of stock of Sparrow 2, which in turn owns 16,060,000 shares of Common Stock) is $101,307,284.

Sparrow is considering various sources of funds to purchase the securities reported herein, including funds acquired through capital contributions from its shareholders and/or borrowed funds.  Such funds might be provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including through capital contributions made by their partners.

ITEM 4. PURPOSE OF TRANSACTION

(a)
On July 13, 2014, Sparrow, Los Avellanos, Hazels, Ocean Consulting GmbH (“Ocean Consulting”), Ocean Transportation GmbH (“Ocean Transportation”, and together with Los Avellanos, Hazels and Ocean Consulting, the “Sellers”), Felipe Menendez R. (“F. Menendez”), Ricardo Menendez R. (“R. Menendez”), Sparrow 2, Triton and Quattro entered into a share purchase agreement (the “Share Purchase Agreement”), which is attached hereto as Exhibit A, pursuant to which Sparrow agreed to purchase from the Sellers an aggregate of 9,266,821 shares of Common Stock and 100 Class B Shares of Sparrow 2 (which, upon the closing of the Proposed Transaction, will comprise all of the outstanding shares of stock of Sparrow 2, which in turn owns 16,060,000 shares of Common Stock).   The shares of Common Stock that the Sellers will sell in the transaction include 206,666 shares that will be delivered to the Sellers upon the exercise of options they currently hold (and whose vesting will be accelerated) and 103,334 shares that will be delivered to Sellers upon the exercise of options that the Issuer will award to them on the closing date, which options were originally scheduled to be granted in October 2014.

Under the Share Purchase Agreement, the closing of the sale transaction is subject to certain conditions, including (a) obtaining the approval of the shareholders of Los Avellanos and SIPSA S.A. to transactions contemplated by the Share Purchase Agreement (the “Shareholder Approvals”), (b) obtaining the consent of certain lenders to the Issuer, and (c) other customary conditions.  Subject to satisfaction or waiver of such closing conditions, the closing date is scheduled to take place 25 days after the Shareholder Approvals have been obtained (the consummation of the Proposed Transaction, the “Proposed Closing”, and the date of such Closing, the “Proposed Closing Date”).  Either party may, subject to certain exceptions, terminate the agreement if the Proposed Closing Date has not occurred within 75 days after signing, subject to extension under certain circumstances.  Upon the Proposed Closing, Sparrow’s interest in the Issuer will increase from 67% to 84.9%.  Sparrow will be acquiring the shares of Common Stock under the Share Purchase Agreement for investment purposes.

(c)
Under the Share Purchase Agreement, Hazels will have the right to submit an offer to purchase from the Issuer its Ocean Business at a price to be determined by investment banking firms hired by Hazels and the Issuer for this purpose.  Any sale of the Ocean Business to Hazels would be subject to certain terms and conditions, including the approval of the independent director of the Issuer.

(d)
In connection with the sale transaction, it has been agreed that, on the Proposed Closing Date, the Issuer will terminate its employment agreements with F. Menendez and R. Menendez and the consulting agreements with entities controlled by them and enter into new employment and consulting agreements.

F. Menendez and R. Menendez will remain with the Issuer as directors.  The terms of the new employment and consulting agreements will be for up to six months.  A new Chief Executive Officer of the Issuer is expected to be appointed effective as of the Proposed Closing.

On July 13, 2014, Rodrigo Lowndes was appointed as a Sparrow representative to the board of directors of the Issuer, following the resignation of Fernando Barros.  In connection with the appointment, Sparrow, Hazels and Avellanos agreed to waive compliance with the provisions set forth in the Shareholders’ Agreement relating to the nomination and appointment of a replacement director through shareholder action and consented to the appointment of Rodrigo Lowndes as the replacement director for Fernando Barros pursuant to the written consent of the board of directors of the Issuer.

(g)	On the Proposed Closing Date, the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement will be terminated and be of no further force and effect.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference in this Item 6.

As discussed in Item 4 above, the parties have executed the Share Purchase Agreement.  The description of the Share Purchase Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit G:
Share Purchase Agreement dated as of July 13, 2014 by and among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., Ocean Consulting GmbH, Ocean Transportation GmbH, Felipe Menéndez, Ricardo Menéndez, Sparrow CI Sub Ltd., Triton Shipping Ltd., and Quattro Shipping Holdings Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2014

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SPARROW CI SUB LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

TRITON SHIPPING LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

QUATTRO SHIPPING HOLDINGS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.
By: Southern Cross Capital Partners III, L.P., its general partner
By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS III, L.P.
By: SC GP Company III, its generalpartner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director
SC GP COMPANY III

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.
By: Southern Cross Capital Partners IV, L.P., its general partner
By: SC GP Company IV, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS IV, L.P.
By: SC GP Company IV Limited, its generalpartner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY IV LIMITED

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director